February 15, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ArcelorMittal has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 15, 2013. Such disclosure is located in “Item 4B—Government Regulations” under the heading “Disclosure Pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)” of the Annual Report on Form 20-F.

Sincerely,

/s/ Simon Evans Simon Evans General Counsel	/s/ Henk Scheffer Henk Scheffer Company Secretary